UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Callaway Golf Company

(Exact name of registrant as specified in its charter)

Delaware	1-10962	95-3797580

(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

2180 Rutherford Road,
Carlsbad, CA	92008

(Address of principal executive offices)	(Zip code)

Brian P. Lynch,
Senior Vice President, General Counsel & Corporate Secretary
(760) 804-4056

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Determination

We conducted in good faith a reasonable country of origin inquiry with respect to columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”) that may be considered necessary to the functionality or production of products that we manufacture or contract to manufacture for the 2013 reporting period (the “Covered Conflict Minerals”). Our inquiry, as described below, was reasonably designed to determine whether the Covered Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources. Based on that process, we have no reason to believe that the Covered Conflict Minerals described in this Form SD may have originated in the Covered Countries. Therefore, we are not required to provide a Conflict Minerals Report with respect to the Covered Conflict Minerals.

Description of Reasonable Country of Origin Inquiry

As stated in the Callaway Golf Company (“Callaway”) “Conflict Minerals Policy,” which is available under the Legal/Corporate Responsibility section of the callawaygolf.com website. Callaway is committed to responsible sourcing of materials for its products. In this regard, Callaway opposes having in its products Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. It is Callaway’s goal that our products be “DRC Conflict Free.” Our Conflict Minerals Policy assigns responsibility and provides a framework for our efforts to achieve this goal.

Callaway communicates its policies and expectations with respect to the sourcing of Conflict Minerals to suppliers in a number of ways. We included with questionnaires sent to suppliers (as described below) an informational cover letter describing the SEC’s rules relating to Conflict Minerals and providing links in English and Chinese to “Due Diligence Guidance: towards conflict-free mineral supply chains,” an OECD publication that provides guidance on establishing practices that support conflict-free sourcing. We also provided suppliers with a “Conflict Minerals Update” factsheet to educate suppliers on new requirements and procedures relating to Conflict Minerals requirements. Additionally, we trained our suppliers on compliance requirements and expectations regarding Conflict Minerals. Supplier onboarding documents identify Callaway’s expectations with respect to the sourcing of Conflict Minerals, as set forth in its Conflict Minerals Policy. Finally, we included a Conflict Minerals section in supplier audits as a tool to evaluate suppliers’ Conflict Minerals policies and procedures.

We also adopted a Conflict Minerals Procedure that establishes the protocol followed to survey the supply chain of Conflict Minerals in Callaway products. The Procedure involves first determining if Covered Conflict Minerals are contained in a Callaway product, and then conducting a country of origin inquiry with respect to those minerals utilizing the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template.

Relevant suppliers were identified using our SAP system to associate suppliers with part numbers for all products manufactured or contract manufactured during 2013. Twenty-seven suppliers were identified as providing a total of approximately 4,600 unique product numbers. The 27 identified suppliers were provided questionnaires based on the CFSI Conflict Minerals Reporting Template. Part I of the questionnaire requested input on a supplier’s Conflict Minerals sourcing program and Part II requested input on Conflict Minerals contained in individual parts supplied to Callaway.

Twenty-one of the suppliers provide products to Callaway that do not contain Conflict Minerals, five reported the use of tungsten in products provided to Callaway, and one reported the use of tin in products provided to Callaway.

Supplier questionnaire responses were reviewed based on product type for accuracy and consistency. Callaway also compared the information reported by suppliers against smelters listed by the CFSI. As of May 1, 2014, no tungsten smelters are certified as compliant under the Conflict-Free Smelter Program (CFSP). However, several smelters, all in China near our suppliers in Guangzhou and Guangdong, have agreed to complete a CFSP compliance audit conducted by an independent third party auditor and are thus reported as active, participating smelters by the CFSP.

Results of Reasonable Country of Origin Inquiry

Based on our reasonable country of origin inquiry, we have no reason to believe that the Covered Conflict Minerals described in this Form SD may have originated in the Covered Countries. In this regard, suppliers generally indicated that the Covered Conflict Minerals (tin and tungsten) in their supply chains are sourced from outside the Covered Countries, primarily from sources local to their manufacturing operations in China, and none indicated that the Covered Conflict Minerals originated in the Covered Countries.

Conflict Minerals Disclosure

The Form SD filed for the calendar year ended December 31, 2013 is available at: http://www.callawaygolf.com/on/demandware.store/Sites-CG-Site/en_US/CustomerService-Show?fid=corporate&cid=corporate-social-responsibility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CALLAWAY GOLF COMPANY
(Registrant)

By: /s/ Brian P. Lynch	Date: May 29, 2014
Brian P. Lynch
Senior Vice-President,
General Counsel & Corporate Secretary

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